PicoCELA Inc.

October 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Eiko Yaoita Pyles

Kevin Stertzel

Bradley Ecker

Jennifer Angelini

Re:	PicoCELA Inc. Amendment No.1 to Draft Registration Statement on Form F-1 Submitted September 23, 2024 CIK No. 0002018462

Dear Sir or Madam:

PicoCELA Inc. (the “Company,” “we,” or “us”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 3, 2024, regarding its Amendment No.1 to Draft Registration Statement on Form F-1 submitted on September 23, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement”) is being submitted to accompany this response letter.

Amendment No.1 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise your cover page and summary section to more prominently and clearly disclose that your shares and ADSs are subject to voting restrictions. Your disclosure should clearly state that only holders of at least 100 shares will be entitled to exercise voting rights, while holders of fewer than 100 shares will not be entitled to vote, and that shares will be rounded down in determining voting rights. Additionally disclose how voting rights will be determined in relation to ADS holders, and include a cross-refence to more detailed disclosure regarding ADS treatment elsewhere in your registration statement.

Response: We respectfully advise the Staff that on October 13, 2024, the Board of Directors of the Company adopted a resolution to cancel the voting structure of every 100 common shares representing one vote. Effective October 15, 2024, each common share represents one vote. Each ADS is equal to one common share, and, accordingly, is entitled to one vote. We have revised our disclosures throughout the Amended Draft Registration Statement accordingly.

Prospectus Summary

The Offering, page 8

2.	Please revise your disclosure to quantify the number of shares issuable to Spirit Advisors upon exercise of the warrant.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 8 and 37 of the Amended Draft Registration Statement accordingly.

Risk Factors, page 9

3.	Please include risk factor disclosure that addresses your ability to issue classes of stock in the future that may have greater or more senior voting rights compared to holders of your common stock. Disclose that this would have a dilutive effect to holders of your common stock.

Response: In response to the Staff’s comment, we have revised our disclosures on page 23 of Amended Draft Registration Statement accordingly.

Capitalization, page 33

4.	Please disclose the total number of Common Shares issued in connection with the conversion of Class A, B and C Preferred Shares in July 2024 and the total number of Common Shares issued and outstanding on an as adjusted basis.

Response: In response to the Staff’s comment, we have revised our disclosures before the capitalization table and notes to the capitalization table on page 34 of Amended Draft Registration Statement accordingly.

Dilution, page 34

5.	We note your response to prior comment 6. Please revise your dilution disclosure to include the issuance of additional Class C Preferred Shares in April 2024 in your discussion of as adjusted net tangible book value per shares and ensure that you reflect this issuance in your pro forma calculation.

Response: In response to the Staff’s comment, we have revised our disclosures on page 35 and of Amended Draft Registration Statement accordingly.

6.	We note that your disclosure related to the calculation of as adjusted net tangible book value per share does not include a discussion of the conversions of preferred shares that occurred in July 2024. Please revise accordingly and ensure that you reflect the conversion in your calculation.

Response: In response to the Staff’s comment, we have revised our disclosures on page 35 and of Amended Draft Registration Statement accordingly.

Corporate History and Structure

Recent Development, page 36

7.	We note your consulting agreement grants Spirit Advisors the right to purchase up to 3% of the company’s common shares calculated immediately before the IPO and that it is exercisable at the time of the IPO. Please disclose here and on page 8 whether Spirit Advisors is subject to lock-up restrictions as part of their right to purchase shares. Additionally disclose whether Spirit Advisors will be granted any registration rights in relation to these shares and, if so, describe the terms thereof.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 8 and 37 of Amended Draft Registration Statement accordingly.

8.	We note disclosure on your prospectus cover regarding the expiration without conversion of two convertible bonds. Please update the disclosure in this section, and elsewhere as appropriate, to reflect such expiration.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 37, F-16, F-20 and F-41 of Amended Draft Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Marketing, page 57

9.	We note your response to our prior comment 11. Please further revise to identify all significant customers, including “Customer F” referenced on page 61.

Response: We respectfully advise the Staff that we have deleted Customer F from our significant customers, because it contributed to over 10% of our revenue only in the fiscal year ended September 30, 2022. In addition, it is not affiliated with the Company in any other kind. Since the fiscal year ended September 30, 2022 and as of the date of this letter, the Company is not substantially dependent on this customer.

Business

Intellectual Property, page 63

10.	We note your revisions in response to our prior comment 12. Please further revise your disclosure to more fully summarize the material terms of your license agreement with Kyushu University. Discuss, without limitation, whether and on what terms the license agreement may be (i) renewed past its current expiration date of March 31, 2025, and (ii) subject to earlier termination. Include risk factor disclosure regarding the material risks related to potential non-renewal or early termination on your business and financial condition and results of operation.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 19, 67 and 68 of Amended Draft Registration Statement accordingly.

Related Party Transactions, page 77

11.	Please update this section to additionally reflect information as of the date of the document. Refer to Item 4(a) of Form F-1 and Item 7.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures by adding descriptions of the related party transactions for the latest financial year ended September 30, 2024 to the end of the paragraphs of the related party transactions disclosure for the Six months ended March 31, 2024 and 2023 on page 78 of Amended Draft Registration Statement accordingly.

Description of Share Capital

Voting Rights, page 83

12.	We note your disclosure that a resolution can be adopted by a majority of the voting rights represented at the meeting; please revise to clarify whether this refers to representation both in-person and by proxy. We further note disclose that the quorum is one-third of the total number of voting rights. Given the voting restriction on your shares, please revise to clarify when such voting rights will be determined (for instance, on a record date or as of the meeting date). Additionally clarify whether the voting rights in respect of shares underlying ADSs will be counted in relation to the depositary bank or ADS holders, and describe any related procedures and timing-related considerations in this regard (for instance, an ADS record date), either here and/or in the section describing American Depositary Shares.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 84, 85 and 93 of Amended Draft Registration Statement accordingly.

Unaudited Financial Statements as of and for the six months ended March 31, 2024 and 2023

Statements of Shareholders’ Equity, page F-4

13.	Please revise to include the statement of stockholders’ equity for the comparative year-to date period ended March 31, 2023. Refer to Rule 8-03 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclosures on page F-4 of Amended Draft Registration Statement accordingly.

General

14.	We note that the number of shares represented by ADRs has yet to be determined. Please tell us how this ratio will take into account the voting restriction on your shares. For instance, will each ADR represent 100 shares in order to ensure that each ADS holder is entitled to exercise at least one vote, and that the voting rights of the depositary (as record holder) and ADS holders are congruent? If this ratio is not 1:100, include disclosure that explains how the voting rights of ADS holders will be determined, considering that the depositary bank will be the shareholder of record (and thus eligible to vote underlying shares), yet will solicit proxies from ADS holders who beneficially own individual portions of the underlying shares (and may not collectively have the same voting rights the depositary would have). To the extent that your ADS program and 100-share voting restriction effectively give rise to disparate voting effects as between ADS holders and shareholders, please discuss this and include risk factor disclosure as appropriate.

Response: We respectfully advise the Staff that on October 13, 2024, the Board of Directors of the Company adopted a resolution to cancel the voting structure of every 100 common shares representing one vote. Effective October 15, 2024, each common share represents one vote. Each ADS is equal to one common share, and, accordingly, is entitled to one vote. We have revised our disclosures throughout the Amended Draft Registration Statement accordingly.

* * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, please do not hesitate to forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC